UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-18516

A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN

B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

ARTESIAN RESOURCES CORPORATION
664 CHURCHMANS ROAD.
NEWARK, DE 19702

Artesian Resources Corporation Retirement Plan
Financial Statements
December 31, 2019

Page

Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits – December 31, 2019 and December 31, 2018	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	5
Notes to the Financial Statements	6 - 14
Supplemental Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	16

Signatures
Exhibit Index

Consent of BDO USA, LLP

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Artesian Resources Corporation Retirement Plan
Newark, Delaware

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Artesian Resources Corporation Retirement Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BDO USA, LLP

We have served as the Plan’s auditor since 2010.

Wilmington, Delaware
June 25, 2020

Artesian Resources Corporation Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2019 and December 31, 2018

	December 31, 2019	December 31, 2018

ASSETS
Cash and cash equivalents	$3,258	$8,932

Investments, at fair value
Artesian Resources Corp. Class A non-voting common stock	6,160,851	6,084,098
Collective trust	2,334,851	2,257,057
Mutual funds	53,901,135	42,462,985

Total investments, at fair value	62,396,837	50,804,140

Participants' notes receivable	296,724	276,145

Contributions receivable
Employer	166,214	136,906
Participants	32,158	---

Total contributions receivable	198,372	136,906

Total assets	62,895,191	51,226,123

NET ASSETS AVAILABLE FOR BENEFITS	$62,895,191	$51,226,123

See accompanying notes to financial statements.

Artesian Resources Corporation Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net investment income
Artesian Resources Corp. Class A non-voting common stock dividends	$164,261
Dividend income from other investments	1,597,017
Net appreciation in fair value of investments	9,807,987
Other income	187

Total net investment income	11,569,452

Interest income from participants' notes receivable	15,259

Contributions
Employer contributions	1,136,663
Participant contributions	1,845,053
Rollovers	240,779
Total contributions	3,222,495

Total additions	14,807,206

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Participant distributions	3,138,138
Total deductions	3,138,138

NET INCREASE	11,669,068

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	51,226,123

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$62,895,191

See accompanying notes to financial statements.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements

Note A - Description of the Plan
1.	General

Effective July 1, 1984, Artesian Resources Corporation (the "Company" or "Plan Sponsor" or "Employer") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Pursuant to Internal Revenue Code (“IRC”) Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by an Administrative Committee, which consists of five members appointed by the Company's Board of Directors. PNC Bank, National Association is a co-fiduciary of the Plan within the meaning of 3(21) of ERISA. Plan administration expenses may be paid out of the Plan unless paid by the Company. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

2.	Participation and Vesting

All employees age 18 and over are eligible for Plan participation immediately after hire. Employees may elect to make tax-deductible contributions up to the IRC limitation, including "catch-up" contributions for participants age 50 and older. Participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. For every dollar an employee contributes up to 6% of compensation, the Company will provide a 50% matching contribution. In each Plan year, the Company may make discretionary quarterly and annual contributions to the Plan for all employees eligible to participate in the Plan. The Company made discretionary quarterly contributions to the Plan equal to 2% of quarterly compensation for each of the four quarters of 2019.  The total matching, discretionary and service contributions in 2019 were approximately $548,000, $391,000 and $198,000, respectively.

The Company's Board of Directors, at its sole discretion, may make a Special Discretionary Stock Contribution to the Plan. A Special Discretionary Stock Contribution was not made for 2019.

The trust maintains separate accounts for each participant in the Plan. These accounts are credited with the participants' contributions and Plan earnings and may be charged with certain administrative expenses. Participant contributions, and the related earnings, are fully vested.  Company contributions, and the related earnings, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

Any forfeitures of non-vested contributions maybe off against Company contributions or Plan administration expenses. During 2019 and 2018, forfeited non-vested accounts totaled approximately $13,000 and $32,000, respectively.   In 2019, approximately $19,000 was applied to reduce the Plan sponsor’s contribution obligations.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

2.
Participation and Vesting (Continued)

The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000. The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

•Only employees as of April 26, 1994 are eligible for participation.

•A 6% service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each participant’s quarterly compensation.

•Service contributions and the associated earnings originally vested over a graded period of service, but are now fully vested for all active participants.

3.	Investment Elections

All future discretionary Company contributions, as well as all prior discretionary contributions and the corresponding earnings, are participant directed.

Participants may allocate basic contributions among the various investments options, including the Company's Class A non-voting common stock.

The Plan has an automatic enrollment feature for newly hired and/or rehired employees to help employees save for retirement by reducing their compensation automatically with an initial pre-tax contribution of eligible compensation, as defined in the Plan document. The initial pre-tax contribution rate of the automatic enrollment feature is 6%. This amount is deemed as the Participant's Employee Savings Contribution election if the Participant does not elect to defer a greater or lesser percentage of compensation, or elects to receive cash in lieu of making any Employee Savings Contribution, within 90 days after employment.  Any automatic deferral contributions made and any corresponding matching contributions are placed in a default investment fund as selected by the Administrative Committee, and Participants may modify the investment allocation of these contributions in the same manner as any other Plan contributions. Employees may elect to opt out from participating in the Plan, or they may elect to defer more or less than the 6% default contribution as well as choose their own investment elections offered in multiples of 1% with a minimum investment of 1% in any selected investment.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

3.	Investment Elections (continued)

The Plan permits an automatic escalation provision on an annual basis, such as each July 1 or January 1, within the discretion of the Administrative Committee, in order to increase employee savings and other employee contributions. This provision of the Plan would only become effective should the Administrative Committee decide to implement the automatic escalation feature and after notification of the automatic escalation is given to Participants. However, if implemented, to the extent the participant has opted out of the automatic escalation feature, or has otherwise elected a 0% Employee Savings Contribution, Employee After-Tax Roth 401(k) Contribution or has otherwise elected a 0% Employee Savings Contribution, such Participant would not be subject to automatic increases in the future. Such Participants would only be subject to automatic escalation in the event that they affirmatively elect to increase their contributions during any Plan Year, and do not reconfirm their decision to "opt out" of the automatic escalation feature.  As of December 31, 2019, the Administrative Committee has not implemented the automatic escalation feature.

4.	Participants' Notes Receivable

Participants may borrow from the Plan under the following guidelines:

•A participant may borrow as much as 50% of his or her vested account balance, subject to certain minimum and maximum limitations as defined in the Plan.

•Loans are repaid over a period not to exceed five years, unless the loan is to buy, build, or substantially rehabilitate the borrower's principal residence.

•The participant's account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the Plan to the participant.

•Interest rates on loans are prime plus 1% at the date of the loan. Interest rates on outstanding balances ranged from 4.25% to 9.25% as of December 31, 2019.

•As loans are repaid to the Plan, the total payment, principal plus interest, is credited back to the participant's account.

5.	Benefits

Participants are entitled to a benefit payment equal to the vested amount credited to their accounts upon retirement, upon permanent disability, at age 59 ½, in the case of certain financial hardships outlined in the Plan document, or upon termination of employment or death.  In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. The only form of distribution under the Plan is a single lump sum distribution in cash or stock.

Effective March 1, 2019, the Plan was amended to provide that participants who take hardship distributions shall no longer be precluded from making employee pre-tax salary deferral and employee after-tax Roth contributions to the Plan for the six month period following receipt of a hardship distribution.  For participants who received hardship distributions prior to March 1, 2019, the six month period of suspension was eliminated effective March 1, 2019.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

6.	Plan Termination

Although it has not expressed the intent to do so, the Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants, and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

7.	Administrative Expenses

Effective March 1, 2018, administrative expenses are billed as a per participant fee and paid directly by the Employer.  Prior to that, certain administrative expenses of the Plan were paid by the Employer. The Plan could pay for certain member requested services, investment and other fees. Investment fees were allocated to participants' accounts based on a specified basis point per investment through the investments' earnings, a portion of which was used to reduce administrative expenses of the Plan.  The balance of administrative expenses was paid directly by the Employer.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note B - Significant Accounting Policies

1.	Basis of Accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with generally accepted accounting principles.

2.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and changes therein.  Actual results could differ from those estimates.

3.	Investment Valuation and Income Recognition

Plan assets held in mutual funds (shares of registered investment companies) and the Company's Class A non-voting common stock are unsecured and are traded on national securities exchanges.  Mutual funds and common stock are valued at quoted market prices at December 31, 2019 and 2018.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note B - Significant Accounting Policies (Continued)

3.	Investment Valuation and Income Recognition (continued)

Plan assets held in a common collective trust are unsecured and are valued at net asset value (“NAV”).  The collective trust fund represents investments in the PNC Investment Contract Fund and NAV is determined by PNC, based on the fair value of the underlying securities held by the common collective trust.  Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied, are included in the fair value hierarchy along with the related required disclosures.

In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits and includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4.	Participants' Notes Receivable

Participant loans are classified as participants' notes receivable, and are measured at the unpaid principal balance plus unpaid accrued interest. The Plan classifies loans in default for various events, including failure to pay timely installments. Defaulted loans are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. In 2019, no amounts were recorded as deemed distributions. No allowance for credit losses has been recorded as of December 31, 2019 and December 31, 2018.

5.	Benefit Payments and Participant Distributions

Benefit payments to participants are recorded upon distribution.

6.	Income Taxes

The Internal Revenue Service has determined and informed the Company by letter dated August 26, 2016 that the Plan plus amendments is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.

The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2019, no uncertain tax positions are taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods.

7.	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note C – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.  In March 2020, the World Health Organization characterized the coronavirus (“COVID-19”) as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency.  The economic impact of COVID-19 has caused extreme volatility in financial markets, which has and may continue to adversely impact investment securities in which the Plan invests (See Note G).

Note D – Investments

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, defined fair value, established a framework for using fair value to measure assets and liabilities, and expanded disclosures about fair value measurements.  This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

•	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: inputs that are unobservable and significant to the fair value measurement.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note D – Investments (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2		Level 3		Total

Mutual Funds	$53,901,135	$	---	$	---	$53,901,135

Artesian Resources Corporation Class A non-voting common stock	6,160,851		---		---	6,160,851

Total assets in the fair value hierarchy	60,061,986		---		---	60,061,986

Common collective trust*	---		---		---	2,334,851

Total investments, at fair value	$60,061,986	$	---	$	---	$62,396,837

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2		Level 3		Total

Mutual Funds	$42,462,985	$	---	$	---	$42,462,985

Artesian Resources Corporation Class A non-voting common stock	6,084,098		---		---	6,084,098

Total assets in the fair value hierarchy	48,547,083		---		---	48,547,083

Common collective trust*	---		---		---	2,257,057

Total investments, at fair value	$48,547,083	$	---	$	---	$50,804,140

* Certain investments for which fair value is measured using the NAV per share as the practical expedient have not been categorized within the fair value hierarchy.  The fair value amounts presented in this table are intended to reconcile the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)
Note D – Investments (Continued)

The following is a description of the valuation methodologies for the Plan assets measured at fair value.

Mutual Funds – This class consists of publicly traded mutual funds. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.

Artesian Common Stock –This class consists of Artesian Common Stock Class A non-voting shares and is valued at the quoted market price from a national securities exchange. Artesian Common Stock is classified as a Level 1 investment.

Common Collective Trust – This class consists of a commingled fund that primarily invests in domestic fixed income securities, money market funds and investment contracts issued by insurance companies and other financial institutions and seeks to preserve principal investment while earning interest income. The NAV of the common collective trust is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The common collective trust allows for daily redemption and investments in the common collective fund do not have a participant level holding period. There are no unfunded commitments for investments in the common collective trust.

Note E – Distributions Payable

Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

At December 31, 2019 and 2018, there were no net assets available for plan benefits for distributions to participants who have requested a distribution from the Plan prior to the end of the Plan year.

Note F – Related Party Transactions

Artesian Resources Corporation and its employees are parties-in-interest to the Plan. On December 31, 2019 and   December 31, 2018, the Plan's assets included $6,160,851 and $6,084,098, respectively, of Artesian Resources Corporation Class A non-voting stock and $296,724 and $276,145, respectively, of participant notes receivable. Additionally, as of December 31, 2019 and 2018, certain plan investments totaling $2,334,851 and $2,257,057, respectively, represent investments managed by PNC Advisors or its affiliates. PNC Advisors is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Transactions in these assets are exempt from the prohibited transaction rules.

Note G – Subsequent Events

Plan management evaluated subsequent events through June 25, 2020, the date the financial statements were available to be issued.  Based on the subsequent events reviewed, the following matters have been disclosed.

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization.  The COVID-19 pandemic has led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of Artesian Resources Corporation’s Class A non-voting common stock and other Plan assets.  While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note G – Subsequent Events (Continued)

On March 27, 2020, the United States Government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) which permits eligible Plan participants that meet certain requirements to request penalty-free distributions of up to $100,000 from their retirement plan in 2020 for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare resulting from COVID-19. The Administrative Committee approved updates to the Plan to allow for both coronavirus-related distributions and loans.  A notice of the updates was distributed to all participants in the Plan.  The Administrative Committee is in the process of amending the Plan to incorporate these CARES Act provisions.
.

Supplemental Information

Artesian Resources Corporation Retirement Plan
EIN 51-0002090, Plan No. 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2019

(a)		(b)	(c)	(d)	(e)

		Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value

*		Common Stock -
		Artesian Resources Corporation	Class A Non-Voting Common Stock		$6,160,851

*		PNC Stable Value Fund Z	Common/Collective Trust		2,334,851

		Mutual Funds -
		American Funds EuroPacific Growth R6	Mutual Funds		3,671,394
		T Rowe Price Growth Stock I	Mutual Funds		11,749,182
		Prudential QMA Mid Cap Value Q	Mutual Funds		3,070,341
		J.P. Morgan Emerging Markets Equity R6	Mutual Funds		261,869
		J.P. Morgan Equity Income R6	Mutual Funds		6,439,783
		J.P. Morgan Mid Cap Growth R6	Mutual Funds		2,062,957
		Vanguard Short-Term Investment-Grade Admiral	Mutual Funds		767,223
		Vanguard Mid Cap Index Admiral	Mutual Funds		1,051,984
		Vanguard Small Cap Index Admiral	Mutual Funds		1,178,815
		Vanguard 500 Index Admiral	Mutual Funds		7,971,908
		American Funds American Balanced R6	Mutual Funds		2,884,669
		American Funds 2010 Target Date Retire R6	Mutual Funds		528,593
		American Funds 2020 Target Date Retire R6	Mutual Funds		313,649
		American Funds 2025 Target Date Retire R6	Mutual Funds		1,638,908
		American Funds 2030 Target Date Retire R6	Mutual Funds		818,082
		American Funds 2035 Target Date Retire R6	Mutual Funds		1,881,687
		American Funds 2040 Target Date Retire R6	Mutual Funds		44,947
		American Funds 2045 Target Date Retire R6	Mutual Funds		2,069,978
		American Funds 2050 Target Date Retire R6	Mutual Funds		97,439
		American Funds 2055 Target Date Retire R6	Mutual Funds		985,762
		American Funds 2060 Target Date Retire R6	Mutual Funds		14,879
		American Century Small Cap Value R6	Mutual Funds		29,765
		Pioneer Bond K	Mutual Funds		3,559,835
		Carillon Eagle Small Cap Growth R6	Mutual Funds		807,486

		Participants' Notes Receivable -
*		Various Participants	Interest rates range from 4.25% to 9.25%		296,724
					$62,693,561
*		Identifies the party as a "Party in Interest" as defined by ERISA.

	**	Cost information is not required for participant directed investments and is therefore not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN

Date: June 25, 2020	By:	/s/ Jennifer L. Finch
Jennifer L. Finch
Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of BDO USA, LLP *

*	Filed herewith.